ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“US” or “U.S.”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and on the electronic pink sheets in the US under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to November 9, 2009 and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the nine months ended September 30, 2009, which have been prepared in accordance with Canadian generally accepted accounting principles. Effective July 1, 2009, the Company changed its reporting currency from the Canadian dollar (“CAD” or “C$”) to the United States dollar (“USD” or “US$”). See Changes in Accounting Policies for additional information. All amounts are in USDs unless otherwise noted. Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2008 and 2007, can be viewed on SEDAR at www.sedar.com and on EDGAR at  www.edgar.com.

Highlights:

•
During the third quarter, Atna increased its NI 43-101 compliant measured and indicated mineral resource by a combined 59 percent to 2.0 million ounces of gold and its inferred mineral resources by 69 percent to 1.1 million ounces.

•
During the third quarter the Briggs Mine produced a total of 4,603 ounces of gold in doré, of which 3,895 ounces was sold at an average gold price of $953. Cost of gold sales was $913 per ounce after allocation of production cost to inventory. Estimated mined recoverable gold inventory at quarter end was 6,800 ounces in all stages of process.

•	Briggs increased its measured and indicated gold resource by 11 percent and the inferred gold resource by 34 percent.
•	The Columbia gold project in Montana declared a measured and indicated gold mineral resource of 741,680 ounces and an inferred gold mineral resource of 453,570 ounces.
•	The US Bureau of Land Management released a record of decision and finding of no significant impact decision in support of development of the Reward gold project located near Beatty, Nevada.
•	In September the Company completed a C$1.5 million convertible debt financing.
•	Effective July 1, 2009, the Company changed its reporting currency from Canadian dollars to US dollars.

Mine Operations

Briggs Mine

The Briggs Mine is located in Inyo County, California and has produced over 560,000 ounces of gold since 1995. Open-pit mining was resumed in 2008, crushing and pad loading operations followed in March 2009 and the first gold pours from the restart occurred in May 2009.

During the third quarter of 2009, the Briggs mine transitioned from being a development stage project to a production operation and experienced issues typical to this transition. The third quarter was the first full quarter of leach operations at Briggs. Gold production of 4,603 ounces for the quarter was impacted by lower than expected ore availability during the months of July and August. During those months, mining focused on zones located on the outer fringes of the deposit resulting in higher waste stripping requirements and a reduction in ore delivered to the crusher. During September, mining crews were increased to reach full manning levels for a two shift operation and mining operations developed strong ore supply. Gold ounces delivered to the leach pad increased 50 percent in the month of September compared to the previous month.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

The lag time between initial ore placement on the leach pad and the initial recovery of gold from that ore in the gold plant is about thirty days. As a result, the operation has been using cash to build gold inventory balances on the leach pad. Total gold inventory contained in the gold plant, heap leach pad and mined ore stockpile was approximately 6,800 ounces of recoverable gold at the end of the quarter. This inventory included 725 ounces of gold bullion at the refinery and gold in doré awaiting shipment to the refinery at quarter end. Gold inventory working capital will continue to build at the site for at least two more quarters of operation, which is typical of gold leach recovery operations in the early start-up phase of operations.  Gold recovered from crushed ore placed on the leach pad met expected production levels based on recovery models.

In mid-October a third production shift was added at the mine increasing overall personnel at the site to 99 employees.  This increase is resulting in increased mining rates and ore delivery to the crusher. Leach pad irrigation rates were also increased from 1,000 gallons per minute to 1,500 gallons per minute as increased crushed ore became available for leaching. Gold production in the fourth quarter is expected to increase from the third quarter due to these increased irrigation rates and the ramping up of gold loaded on the leach pad.

Briggs Mine quarterly production statistics for the nine months ended September 30, 2009:

	First	Second	Third	YTD
Production Statistic	Quarter	Quarter	Quarter	2009
Waste tons	280,555	1,008,220	1,171,873	2,460,648
Ore tons	232,534	180,061	330,019	742,614
Total tons	513,089	1,188,281	1,501,892	3,203,262
Ore grade (oz/ton)	0.039	0.015	0.015	0.023
Gold ounces mined	9,141	2,635	5,077	16,853
Gold ounces produced in doré	-	1,972	4,603	6,575
Gold ounces sold	-	1,955	3,895	5,850
Cash cost of gold production ($/oz)	N/A	N/A	$1,235	$1,235
Full cost of gold production ($/oz)	N/A	N/A	$1,432	$1,432
Gold cost of sales	N/A	N/A	$913	$913

Development Activities

Briggs Mine

During the quarter a new resource study of the Briggs Mine was completed incorporating new drilling results. This study increased the mine’s measured and indicated gold resource by 11 percent to approximately 678,800 contained ounces of gold utilizing a cut-off grade of 0.006 ounce per ton (“opt”). Additionally, the update increased the Inferred gold resource by 34 percent to approximately 265,200 ounces of contained gold utilizing a cut-off grade of 0.006 opt. The resource estimate was prepared by Alan Noble of Ore Reserve Engineering, Lakewood, Colorado (principal author of the March 2009, Technical Report filed with SEDAR on March 31, 2009). The new resource incorporates drilling completed in late 2008 through May 2009 and reflects the current information on the new Briggs Main Deep discovery disclosed in several press releases earlier in 2009.

A new mine design is currently being prepared for Briggs based on this increased estimate of mineral resources. This new mine design resulting in a new estimate of reserves will be based on cost reductions due to reduced consumable costs and an increased gold price assumption, as well as the larger resources estimate. This analysis will be utilized to generate a new reserve estimate for year-end 2009, which may allow for an increase in production and/or mine life.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

The following table displays the updated resource estimate versus the resource estimate announced earlier in 2009 adjusted to a 0.006 oz/ton gold cut-off for comparison purposes:

	July 2009 Resource Update			March 2009 Resource			Variance
Classification	Tons (x1,000)	Grade (Au opt)	Ounces	Tons (x1,000)	Grade (Au opt)	Ounces	% Change
Measured	12,166	0.022	271,000	11,870	0.023	272,000	-0.3%
Indicated	22,074	0.019	408,000	16,628	0.020	340,000	+19.9%
Total M & I	34,240	0.020	679,000	28,499	0.022	612,000	+10.9%
Inferred	15,370	0.017	265,000	9,592	0.021	198,000	+33.9%
Numbers in the above table may not add due to rounding.

Ore reserves for the Briggs project are being updated to include current consumable cost structures, revised slope design parameters and an improved gold price outlook. Initial analysis of the Briggs project based on revised pit design parameters, current consumable costs and a range of gold prices indicates the potential for future growth in the reserve base as the gold price outlook continues to improve. The initial results of this analysis follow:

RESOURCE TO RESERVE CONVERSION POTENTIAL

In-Pit LG Measured & Indicated Resources
Gold Price	Ore Tons (x1,000)	Grade (Au opt)	Ounces
$1,100	24,565	0.020	485,000
$900	20,890	0.021	445,000
$700	16,140	0.024	390,000
Numbers in the above table may not add due to rounding.

Please note that LG (Lerchs Grossman) results shown in the table above are not reserves and only indicate the potential for resource to reserve conversion. Some portion of the resource contained in the LG cone shapes may be lost in the mine design process. An economic study based on completed mine designs including access ramps and engineered pit-slopes are required to designate mineable reserves. Mineable reserves are based only on measured and indicated mineral resource classifications contained within an economically designed pit.

Reward Project, Nevada

The Bureau of Land Management has released a record of decision and finding of no significant impact for the Reward Gold Project. This decision substantially completes the permitting process at the Federal level. The Company is working with State agencies to finalize reclamation bond calculations and various minor permits. The State has issued several significant permits including the air pollution, water pollution control, artificial pond, and the water point of discharge permits.

The Reward project is located in southwestern Nye County about 5.5 miles south-southeast of Beatty, Nevada. No field work was completed during the third quarter. Project activities during the fourth quarter 2009 will focus primarily on the completion of permitting and financing activities.

The Company completed a positive economic feasibility study for the Reward Gold Project in March 2008. The feasibility study demonstrated an attractive return on investment from the development of an open pit mine and placing crushed ore on a conventional gold heap leach. Operating synergies and cost benefits from the nearby Briggs Mine will positively impact the operation. Details are contained in a technical report dated March 21, 2008, prepared by Chlumsky, Armbrust & Meyer, LLC., titled “NI 43-101 Technical Report - Reward Gold Project, Nye County, Nevada,” which is available on SEDAR at www.sedar.com.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Highlights of the Reward Project:

•	Proven and probable mineral reserves estimated in the feasibility study total 6.4 million tons averaging 0.024 opt containing 157,000 ounces of gold.
•	Low strip ratio of 2.2 tons of waste per ton of ore.
•	Expected to produce approximately 125,900 ounces of gold over a four year mine life.
•	Estimated average cash cost of $435 per ounce of gold produced.
•	Undiscounted pre-tax cash flow of $34 million at an $850 gold price.
•	Undiscounted pre-tax cash flow changes by $12.5 million for each $100 change in gold price.
•	The deposit remains open for expansion both along strike and down-dip.

The feasibility study includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of approximately $25.4 million. Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately $2.5 million. The deposit for closure bonds is estimated to be $5.9 million.

Mining operations at Reward would utilize conventional 100-ton open pit trucks and compatible loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. The gold contained in process solutions will be extracted by the carbon recovery process with the loaded carbon subsequently transported to either the Briggs Mine in Inyo County, California, or to a third party processing facility for production of doré containing gold and silver.

Ore reserves for the Reward project are being updated to include current consumable cost structures and an improved gold price outlook. Initial analysis of the Reward project based on current pit design parameters, today’s consumable costs and a range of gold prices indicates the potential for future growth in the Reward reserve base as the gold price outlook continues to improve.  The results of this initial analysis follow:

RESOURCE TO RESERVE CONVERSION POTENTIAL

In-Pit LG Measured & Indicated Resources
Gold Price	Ore Tons (x1,000)	Grade (Au opt)	Ounces
$1,100	11,374	0.021	238,000
$900	10,173	0.022	224,000
$700	7,350	0.025	182,000
Numbers in the above table may not add due to rounding.

Please note that LG (Lerchs Grossman) results in the table above are not reserves and only indicate the potential for resource to reserve conversion. Some portion of the resource contained in the LG pit shapes may be lost in the mine design process. An economic study based on completed mine designs including access ramps and engineered pit-slopes are required to designate mineable reserves. Mineable reserves are based only on measured and indicated mineral resource classifications contained within an economically designed pit.

Pinson Project, Nevada

The Pinson Mine property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. It is accessible by an all weather road leading about 10 miles north of the Golconda Exit from Interstate Highway 80 within the Getchell Gold Belt in north-central Nevada. On April 9, 2009, Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project in Humboldt County, Nevada, with PMC, a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both are subsidiaries of Barrick Gold Corporation (NYSE:ABX). Under the MVA, Atna owns a 30 percent equity interest in the joint venture and PMC owns 70 percent and manages the project.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Drilling reported by Barrick Gold included a significant number of infill drill holes within the Ogee, the CX-West, the Range Front (and hanging wall splays), and Mag Pit mineral zones. This new information, along with the existing drilling data developed by Atna and prior operators, has been included in PMC’s evaluation of the project’s potential. On the basis of this evaluation, PMC has determined that the open pit potential is not viable.

The joint venture is discussing alternatives for the project. These alternatives include the development of high grade gold resources at the property by underground methods. Atna is in discussions to potentially acquire Barrick’s interest in the project and Barrick may be considering this offer, but they may also solicit other offers or they may continue to hold their interest. Atna holds a preemptive right to match any third party offer should Barrick decide to sell their interest. The joint venture has agreed to a property budget that allows for continued dewatering of the underground workings until a final development or divestiture decision has been reached.

From mid 2007 through December 2008, Barrick completed 163 surface and underground drill holes totaling 112,600 total feet of drilling (91,900 feet from surface drill sites and 20,700 feet underground) as part of its earn-in obligations. Total reverse circulation footage was 50,700 feet and core footage totaled 61,900 feet. In addition, PMC completed an extensive review and quality control analysis of historic drill information and data. PMC’s focus included both shallow drill targets to be evaluated for open pit mining potential as well as high grade drill targets at depth for potential underground development.

The Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods prior to 2000. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Comus Formation. Mineralization is focused along and adjacent to the Getchell Fault zone. Atna completed an updated mineral resource calculation in June 2007 which incorporated all available data through June 2006 (prior to drilling activity by Barrick Gold during its claw-back activities). Mineral resources reported in the June 2007 technical report included 2.5 million tons grading 0.424 oz/ton Au within the measured and indicated categories and 3.4 million tons grading 0.34 oz/ton Au in the inferred category. Barrick’s drilling campaign was conducted both inside and outside of the mineralized zones defined in the 2007 Atna study and is likely to affect both the distribution of gold mineralization within and adjacent to the gold zones and the gold grades interpreted by Atna prior to the new work by Barrick. Atna has not re-interpreted the zones of mineralization or commenced a new mineral resource study to reflect the results of the work completed by Barrick from June 2007 through January of 2009.

Columbia Gold Property, Montana

The Columbia property is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. In September the Company announced the completion of an NI 43-101 compliant mineral resource estimate for the Columbia Project. The estimate establishes a measured and indicated mineral resource of 16.7 million tons grading 0.045 opt containing 741,680 ounces of gold. In addition, estimated inferred resources total 10.7 million tons grading 0.042 opt containing 453,570 ounces of gold. Both estimates were calculated at 0.020 opt gold cut-off grade. Significant silver values are associated with the gold resource.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

The resource estimate is reported in the following tables at varying cut-off grades:

Classification	Tons (x1,000)	Gold Grade (opt Au)	Contained Ounces Gold	Silver Grade (opt Ag)	Contained Ounces Silver
0.010 opt Au cut-off
Measured	10,439	0.031	326,720	0.116	1,213,350
Indicated	22,401	0.029	644,560	0.093	2,074,110
Total M & I	32,839	0.030	971,280	0.100	3,287,460
Inferred	22,971	0.027	627,890	0.083	1,898,630

0.020 opt Au cut-off
Measured	5,370	0.047	254,450	0.155	831,100
Indicated	11,294	0.043	487,230	0.116	1,304,380
Total M & I	16,665	0.045	741,680	0.128	2,135,480
Inferred	10,705	0.042	453,570	0.097	1,305,790
Numbers in the above table may not add due to rounding.

The resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.  The resource estimate was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person. All mineral resource estimates were prepared utilizing standard industry software and resource estimation methodologies.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. Gold and silver occurs with quartz-pyrite mineralization in several low-sulfidation, epithermal, quartz-adularia vein swarms. The vein systems are focused along north to northwest-trending faults and in stockwork and breccia flooding adjacent to the principal shears. The gold mineralized structures generally dip west and are up to 150 feet wide.

A feasibility study was completed in 1991 by Phelps Dodge Mining Company, then the joint venture operator.  The study envisioned an open pit mine with a CIL mill using cyanide based gold recovery systems to produce 75,000 ounces of gold per annum over a 7.5 year life.  Montana State law now prohibits the use of cyanide based gold recovery processes for open pit mining.  However, preliminary metallurgical test work indicates that 90 percent to 94 percent of the gold is recoverable by conventional gravity and flotation methods to produce a gold and silver concentrate. Final processing of this gold concentrate may be accomplished by conventional methods. Additional metallurgical test work and optimization studies will be carried out to determine the most economic treatment process. Baseline environmental water quality data collection has commenced at the site and the Company plans to commence feasibility study work.

Exploration Activities

Clover, Nevada

Yamana is currently completing the permitting process with regulatory agencies to conduct a third round of drilling on the Clover property.

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada. Clover is a low-sulfidation, vein-hosted epithermal gold prospect on the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

On November 28, 2006, the Company signed an earn-in agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51 percent working interest in the Clover property. Yamana may elect to increase its interest to 70 percent by completing a prefeasibility study within 30 months of vesting its initial 51 percent interest in the project. To earn 51 percent, Yamana must make payments totaling $0.6 million to the Company and complete exploration work totaling $3.3 million over a four year period. Atna received a payment of $150,000 in January 2009 and there remains $250,000 to be paid by January 2010. Annual exploration work commitments for the annual periods ending on November 28, 2009 and 2010 total $1.0 and $1.5 million, respectively.

Yamana completed a second round of drilling to follow-up encouraging gold and silver results intersected from the 2007 drilling. The second round of drilling includes 10 reverse circulation rotary drill holes totaling approximately 8,000 to 9,000 feet. The ongoing program will focus on expansion of this zone and test new target areas on the property. In 2008, Yamana cut several zones of gold mineralization in the Clover Hill target area including:

•	35 feet grading 0.321 opt gold and 0.54 opt silver (hole CV006)
•	25 feet grading 0.03 opt gold and 7.97 opt silver (hole CV007)

Yamana is currently permitting an expanded drilling campaign with the BLM. The permitting effort is anticipated to be completed in 2010 allowing Yamana to resume drilling the project.

Adelaide and Tuscarora, Nevada

Golden Predator Royalty & Development Corp. (TSX-V:GPD) is currently engaged in a drilling program at the Adelaide property. In addition, they are currently completing the permitting process for a drilling program at the Tuscarora property.

Adelaide and Tuscarora are late stage gold exploration properties located respectively in Humboldt and Elko Counties in Nevada. On February 15, 2008, the Company entered an option agreement with GPD who has assumed all of Atna’s commitments in relation to the Adelaide and Tuscarora properties.

Pursuant to the GPD agreement, Atna received in January 2009, 2.1 million common shares of Golden Predator in lieu of a $250,000 option payment due in December 2008. Atna will receive additional option payments through 2011 in either cash or stock until Golden Predator has met the spending commitments or until notice of cancellation. Atna will retain a 1.5 percent NSR royalty on both properties, subject to certain limitations. In addition, when a positive production decision has been made, Atna may receive a production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

On January 6, 2009, Golden Predator announced assay results on three core drill holes and two reverse circulation (“RC”) drill holes at the Adelaide Project, located in south-eastern Humboldt County, Nevada. The diamond drill results were the first of a 13-hole diamond drilling program currently in progress, which offset high grade intercepts in previous RC drilling. Core hole GPAD03, targeting the North Margarite Vein, intersected 14 feet of 0.45 opt gold, including 5 feet of 0.93 opt gold and 1.02 opt silver, from a depth of 280 feet.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Sand Creek Uranium Joint Venture, Wyoming

Uranium One has completed its 2009 drilling program, but has not yet reported results. Earlier drilling has clearly demonstrated the presence of “roll front” style uranium mineralization on the Sand Creek joint venture property near Douglas, Wyoming.  On June 2, 2009, Atna entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement dated August 25, 2006, with High Plains Uranium Inc. (“High Plains”), a subsidiary of Uranium One Inc. (TSX:UUU). Under this Supplemental Agreement, High Plains assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. Atna’s equity position may decrease from 70 percent to 49 percent, should High Plains meet this commitment.

Atna will be carried at no expense while High Plains spends the funds to increase its interest.  High Plains may either provide notice of completion of its expenditures or terminate their earn-in right with prior notice. If High Plains terminates its accelerated earn-in right, they will be credited for expenditures made and their equity in the project will increase accordingly. If they do not earn up to a 50 percent position, then Atna will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the existing Exploration, Development and Mine Operating Agreement will remain effective and the partners’ operating interests will be set in proportion to the amount of their respective expenditures.

The Sand Creek uranium joint venture area of interest, located south east of Douglas, Wyoming, was identified by a subsidiary of Atna and its former joint venture partners during a uranium exploration effort in the early 1980’s. The company drilled 88 holes for approximately 69,000 feet in 1981 and 1982, discovering several zones of uranium mineralization. In late 2006, the current partners’ drill program began in the western portion of the Sand Creek JV area.  Fourteen holes totaling 10,400 feet clearly demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of 16 drill holes totaling 11,700 feet was completed in mid-2007 and the favorable results were announced in a press release in August 2007. Three of the 16 holes intercepted significant uranium grades. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet. Uranium mineralization in the area is hosted in sandstones of the White River Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet thick. The White River Formation is being mined for uranium using In-situ Recovery methods at the Crowe Butte mine in Nebraska.

Summary of Reserves and Resources

Mineral Reserve- Proven and Probable

Summary of Reserves and Resources
Mineral Reserve- Proven and Probable
Category	Tons (x1,000)	Au (opt)	Contained Ounces
Briggs (1) - 100% Atna
Proven	6,390	0.023	147,000
Probable	6,075	0.020	120,000
Briggs reserves	12,465	0.021	267,000
Reward (2) - 100% Atna
Proven	1,314	0.027	36,000
Probable	5,110	0.024	121,000
Reward reserves	6,424	0.024	157,000
Total reserves	18,889	0.022	424,000

1.	Briggs 0.007 opt incremental leach cut-off grade & $750 per ounce gold
2.	Reward 0.01 opt cut-off grade & $700 per ounce gold
3.	Briggs reserves are current to March 30, 2009 and have not been reconciled for mine production

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Mineral Resource-Measured, Indicated and Inferred (5)

Category	Tons (x1,000)	Au (opt)	Contained Ounces
Measured & indicated
Briggs - 100% (1)	34,240	0.020	679,000
Reward - 100% (2)	11,003	0.024	259,000
Pinson - 30% (3,4)	752	0.426	320,000
Columbia - 100% (5)	16,665	0.045	742,000
Total measured & indicated	62,660	0.032	2,000,000
Inferred
Briggs - 100% (1)	15,370	0.017	265,000
Reward - 100% (2)	2,819	0.018	51,000
Pinson - 30% (3,4)	1,012	0.340	344,000
Columbia - 100% (5)	10,705	0.042	454,000
Total inferred	29,906	0.037	1,114,000

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009, updated on August 3, 2009
2.	NI 43-101 Technical Report Reward Gold Project, March 2008
3.	Pinson Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	Resource estimates include proven and probable reserves

Mr. Alan Noble, Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project, March 2009”. This report was updated in August 2009. Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report.

Mr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of the Reward Project feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008”.

The updated mineral resource calculation and Technical Report for the Pinson project with an effective date of June 1, 2007, was prepared under the supervision of Mr. William Stanley, VP Exploration of Atna, a Licensed Geologist and Qualified Person. The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Mr. Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by Technical Reports filed on SEDAR March 2005 and subsequently revised and re-filed in December 2005.

The Columbia Gold Project resource estimate was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Summary of Quarterly Results

The following are the quarterly results for the eight most recent quarters:

Quarterly results ended	Sep-09	Jun-09	Mar-09	Dec-08
Total revenues	$3,731,400	Nil	Nil	Nil
(Loss) income for the quarter	$(1,374,400)	$(1,728,900)	$(1,032,800)	$117,100
Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.01)	$-

Quarterly results ended	Sep-08	Jun-08	Mar-08	Dec-07
Total revenues	Nil	$155,100	Nil	Nil
Income (loss) for the quarter	$18,666,200	$(1,486,200)	$(1,086,200)	$(782,500)
Basic and diluted income (loss) per share	$0.22	$(0.02)	$(0.02)	$(0.02)

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options. The Company is not impacted by seasonality in its cost structure.

Results of Operations – Three Months Ended September 30, 2009 versus 2008

For the three months ended September 30, 2009, Atna recorded a net loss of $1.4 million, or basic loss per share of $0.02, on revenues of 3.7 million. This compares to net income of $18.7 million, or a basic income per share of $0.22, on revenues of nil for the three months ended September 30, 2008. Details of the $20.1 million total negative variance in the results between the quarters were as follows:
•	A negative variance of $19.6 million in gain on asset disposals due to last year’s sale of royalties.
•	A positive variance of $0.3 million in general and administrative expenses was due primarily to reductions in staffing and continued attention to cost controls.
•
A negative variance of $0.2 million related primarily to increased exploration expenses for Columbia related to the preparation of the Columbia NI 43-101 technical report and baseline water studies and Pinson cash calls.

•	A negative variance of $0.4 million due to a higher unrealized loss on non-financial derivatives due to a higher gold price which caused a negative fair market value related to the gold hedges.
•	A negative variance of $0.2 million in interest income due to lower cash balances.

At September 30, 2009, cash and short term investments totaled $1.7 million, which represented a net decrease of $2.5 million during the quarter. The net decrease was due primarily to $3.7  million of cash used in operating activities partially offset by $1.4 million provided by the issuance of debentures.

The Company’s Briggs Mine began producing gold in May 2009. The Briggs mine continued to be in the development stage during the second quarter and as a result the $1.8 million of gold revenues were credited against capitalized development costs.

Gold production during the third quarter amounted to 4,603 ounces, which was 133 percent higher than the previous quarter. Revenues from the gold sales amounted to $3.7 million during the third quarter. Production and revenues are expected to be significantly higher during the fourth quarter as the number of ore tons under leach increases and production stabilizes as a result of increased ore mined from higher equipment utilization as additional mining areas become more available.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Although, Briggs is expected to generate operating cash flows during the fourth quarter of 2009, on a consolidated basis we expect to continue to generate net losses for the fourth quarter of 2009. In addition, the mine added an additional crushing and mining shift in the fourth quarter to further increase production. Continued increases in productivity during the fourth quarter are expected to increase the gold production rate toward the annualized goal of 40,000 ounces by year-end or early 2010.

Results of Operations – Nine Months Ended September 30, 2009 versus 2008

For the nine months ended September 30, 2009, Atna recorded a net loss of $4.1 million, or basic loss per share of $0.05, on revenues of $3.7 million. This compares to net income of $16.1 million, or a basic income per share of $0.21, on revenues of $0.2 million for the nine months ended September 30, 2008. Details of the $20.2 million total negative variance in the results between the quarters were as follows:

•	A negative variance of $19.6 million in gain on asset disposals due to last year’s sale of royalties.
•
A positive variance of $0.8 million in general and administrative expenses was due primarily to decrease expensed related to merger related costs incurred during the first half of 2008 and post merger employee cost reductions.

•	A negative variance of $0.9 million related to increased exploration expense due to spending at the Cecil R property, Briggs, Columbia and Pinson.
•	A negative variance of $0.3 million due to a higher unrealized loss on non-financial derivatives due to a higher gold price which caused a negative fair market value related to the gold hedges.
•	A negative variance of $0.3 million in interest income due to lower cash balances.

At September 30, 2009, cash and short term investments totaled $1.7 million, which represented a net decrease of $15.0 million during the nine month period. The net decrease was due primarily to $8.6 million of cash used in operating activities and $8.5 million used in mine development and leasing activities at the Briggs Mine, partially offset by $1.4 million provided by the issuance of debentures and $0.7 million in proceeds from various asset sales.

Contractual Obligations

The Company’s material contractual obligations as of September 30, 2009:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$2,135,900	$1,296,900	$839,000	$-	$-
Capital lease obligations	3,157,900	1,506,800	1,651,100	-	-
Operating lease obligations	82,980	81,600	1,380	-	-
Asset retirement obligations	4,890,800	668,800	3,780,700	38,400	402,900

Total	$10,267,580	$3,554,100	$6,272,180	$38,400	$402,900

Off-Balance Sheet Arrangements

During the nine months ended September 30, 2009, the Company had no outstanding off-balance sheet arrangements.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. Atna’s 2008 sale of its royalty portfolio provided approximately $20 million of net proceeds, which was sufficient to re-start and operate the Briggs Mine without additional financing until October 2009 when Atna closed a C$1.5 million convertible debenture. Based on the Company’s current low stock price, the Company does not expect the exercise of options and warrants to be a significant source of funds during the remainder of 2009.

Gold production from the Briggs Mine was targeted to range from 15,000 to 20,000 ounces during 2009 but due to delays and production related problems the gold production is expected to be near the low end of the range. When the Briggs mine is operating at full production, annual gold production is targeted to range from 40,000 to 50,000 ounces per year. The Briggs Mine is expected to produce gold through the year 2014 based upon the current mine plan, which was determined using a gold price of $750 per ounce. Life-of-mine cash cost of operation is projected to be approximately $470 per ounce produced with currently no project debt service other than capitalized leases. The Briggs Mine’s assets and production may be used as debt collateral to raise funds for the development of the Company’s other projects. The Briggs Mine is expected to generate positive cash flows during the fourth quarter of 2009 based on current gold prices.

The Company entered into gold hedging contracts with the intent to protect the cash flow from the possibility of lower gold prices during 2009 and 2010. The current hedge position for 2010 represents approximately 15 percent of the expected production. The floor price of the gold hedges are currently below the market price but higher than our current mine planning price.

In early 2009, the Company was granted a $10 million line of credit with an equipment manufacturer to lease equipment with that manufacturer. As of November 9, 2009, the Company’s outstanding lease obligations were approximately $3.1 million for mining equipment.

The reduction in cash since September 30, 2009 primarily reflects ongoing working capital requirements while the Briggs Mine increases its gold production rate to a level that covers production and corporate costs, which is expected in the fourth quarter of 2009.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from the Briggs Mine will help to finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from the Briggs Mine, debt markets, equity markets, joint ventures and asset sales. If the Briggs Mine fails to generate enough cash to implement management’s development plans and the debt and equity markets lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Financing Transactions

No common shares were issued or sold by the Company during the current year. A rollforward of the Company’s beginning and ending common shares outstanding as of September 30, 2009 is as follows:

Number of
Shares
Beginning balance, January 1, 2009	83,291,100
Nil activity during the period	-
Ending balance, September 30, 2009	83,291,100

Notes Payable

As of September 30, 2009, there was $0.8 million of 6% debentures outstanding in non-current liabilities. The debentures are convertible until March 2011 to common shares at any time at a conversion rate of US$4.31 per common share for a total of 0.2 million underlying common shares.

As of September 30, 2009, there was $1.3 million of 12% debentures outstanding in current liabilities. The debentures are convertible until September 18, 2010 to common shares at any time at a conversion rate of C$0.76 per common share for a total of 2.0 million underlying common shares. The debentures are callable by the Company after 6 months without penalty.

Capital Expenditures

Capital expenditures for the nine months ended September 30, 2009 and 2008 totaled $10.4 million and $2.6 million, respectively. The spending in 2009 was due primarily to the capitalization of development costs and mining equipment leases at the Briggs Mine. The capital requirements for the remainder of 2009 to sustain Briggs Mine operations are expected to be approximately $0.6 million inclusive of capitalized lease payments. Additional capital spending will be required to begin developing the Reward Mine in Nevada, but that mine’s development is subject to financing.

Outstanding Warrants

The following table summarizes warrants outstanding as of September 30, 2009:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)
May 25, 2011	2,435,294	2.20

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.3 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

In September 2007, Canyon settled a complaint with the surety company supporting the above reclamation bonds. As of September 30, 2009, $0.5 million remains to be funded to the collateral account. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued for unfunded collateral.

Related Party Transactions

During the nine months ended September 30, 2009, the Company had no related party transactions.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

Derivatives

As of November 9, 2009 the Company had the following derivatives outstanding:

	USD	Expiry Date (in ounces)		Total Gold	USD
Hedging Contract	Strike Price	2009	2010	Ounces	Fair Value
Owned Put Options	$800	1,000	6,000	7,000	$34,700
Sold Call Options	1,300	1,000	-	1,000	-
Sold Call Options	1,100	-	6,000	6,000	(604,100)
Forward Gold Sales	959	1,900	500	2,400	(354,700)
					$(924,100)

During 2009, the Company established several gold hedging positions. The positions consist of two tranches of zero cost gold collars that expire in 2009 and 2010 and a series of forward gold sales contracts that expire in 2009 and 2010. The purpose of these hedge positions is to protect the cash flows from decreasing gold prices during the second half of 2009 and 2010. The zero cost collars consist of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts are European style options that are settled net at the expiry date. The outstanding 2009 tranche of options have expiry dates from November to December 2009 at the rate of 500 ounces per month. The outstanding 2010 tranche of options have expiry dates from January to December 2010 at the rate of 500 ounces per month. The forward gold sales have an average fixed delivery price of $959 per ounce and expire at a rate of 1,317 ounces per month during the fourth quarter of 2009 and 500 ounces in January 2010. All derivative contracts have counterparty risk and all of the gold derivatives have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail.

Under the terms of the zero cost collar hedging contracts, Atna will pay the counterparty on the contract expiry date if the gold price is above the sold call option strike price of $1,300 per ounce for the call options expiring during 2009 and a strike price $1,100 per ounce for the call options expiring during 2010. The counterparty will pay the Company on the contract expiry date if the gold price is below the owned put option strike price of $800 per ounce for all the outstanding owned put options. If the gold price on the contract expiry date falls between the put strike price of $800 and the call strike price of either $1,300 or $1,100 per ounce there are no settlement payments required by either party. Under the terms of the forward gold sale hedging contracts, Atna will deliver gold on the contractual delivery date and receive the cash based on the contractual forward price which averages $959 per ounce.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on November 9, 2009 of $1,107. The net fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation. Due to the rising gold price, the Company has accelerated the delivery of gold in to its open forward purchase contracts.

Diesel fuel forward purchase contracts: During the second quarter, the Company entered into diesel fuel forward purchase contracts, whereby Atna will take physical delivery, in the normal course of business, diesel fuel purchased from its current supplier at a fixed price for the first 42,000 gallons purchased each month. The remaining diesel fuel purchases have price ranges from $2.05 to $2.08 per month, including delivery costs, from October 2009 to January 2010. This volume of diesel fuel represents approximately 40-45 percent of the projected usage during that period.

Stock Options

The following table summarizes the stock options outstanding and exercisable at September 30, 2009:

Exercise Price CAD		Options Outstanding			Options Exercisable
			Weighted	Weighted		Weighted	Weighted
			Average	Average		Average	Average
			Remaining	Exercise		Remaining	Exercise
			Contractual	Price		Contractual	Price
Low	High	Quantity	Life	CAD	Quantity	Life	CAD
$0.45	$0.75	2,455,000	4.3	$0.47	1,233,750	4.3	$0.47
0.76	1.25	40,000	4.8	0.83	20,000	4.8	0.83
1.26	1.36	2,151,640	1.4	1.35	2,151,640	1.4	1.35
$0.45	$1.36	4,646,640	2.9	$0.88	3,405,390	2.4	$1.03

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's President and CEO and Vice President and CFO have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's President and CEO and Vice President and CFO by others within the organization in a timely manner; and (ii) Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The President and CEO and Vice President and CFO of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

There has been no change in the Company’s ICFR that occurred during the nine months ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance, that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”), five members of which were elected to annual terms in May 2009, one member of which was elevated to a three-year term in May 2007. There was one member elected to a three-year term whose term will expire May 2010 then be subject to election annually by the shareholders of the Company as are the other members. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four independent directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Changes in Accounting Policies

Change in Reporting Currency: Effective July 1, 2009, the Company changed its reporting currency from the CAD to the USD. The Company believes that USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets are located in the United States. Prior to July 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in CADs. In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

Based on EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statement of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders’ equity transactions since January 1, 2008 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, whereas shareholders’ equity balances on January 1, 2008 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USDs.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Mineral Property - Exploration Costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated.

International Financial Reporting Standards: In February 2008, the CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company is analyzing the impact of IFRS on its consolidated financial statements and anticipates that there may be changes in accounting policies that may materially affect the Company’s accounting policies. Management intends to develop a project plan to identify differences in accounting policies and begin researching the key steps required to ensure a successful transition to IFRS.

Recent Accounting Pronouncements

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time.  The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements. Section 1600 has been re-filed under “Superseded Accounting Recommendations”. The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602. The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

Section 1602 – Non-Controlling Interests – In January 2009, the CICA issued Section 1602, which, together with new Section 1601, replaces Section 1600 and establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Consolidated Financial Statements, Section 1601.  The company presently has no reporting entities that contain minority interest ownership.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged.  The Company does not believe this new standard will have an effect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 15.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a new statement related to The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of US GAAP, authoritative and nonauthoritative.  The FASB Codification has become the source of authoritative, nongovernmental GAAP, except for the rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The adoption of this statement did not have any impact on the Company’s financial position and results of operations, as the Codification was not intended to change or alter existing GAAP.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

In May 2009, the FASB issued a new statement related to Subsequent Events. This statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Company’s reporting is currently in accordance with this statement.

In October 2008, the FASB issued a new statement related to Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This statement clarifies the application of previous statements related to fair value. This statement is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

In June 2008, the FASB ratified a new statement related to Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock. This statement provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years. The Company adopted this statement on January 1, 2009 and it had an immaterial impact on its US GAAP reconciliation.

In May 2008, the FASB issued a new statement related to The Hierarchy of Generally Accepted Accounting Principles. This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. This statement is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

In March 2008, the FASB issued a new statement related to Disclosures about Derivative Instruments and Hedging Activities. This statement intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of this statement to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued a new statement related to Business Combinations, which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under this statement, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. This statement also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. This statement is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. There was no impact on the Company’s US GAAP reconciliation as a result of the implementation of this statement.

In December 2007, the FASB issued a new statement related to Non-controlling Interests in Consolidated Financial Statements. This statement requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. This statement establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. This statement is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. There was no impact on the Company’s US GAAP reconciliation as a result of the implementation of this statement.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

In February 2007, the Financial Accounting Standards Board (“FASB”) issued a new statement related to The Fair Value Option for Financial Assets and Financial Liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of other new fair value statements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company adopted this statement on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In September 2006, FASB issued a new statement related to Fair Value Measurements. This standard provides guidance for using fair value to measure assets and liabilities.  This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted this statement on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, drilling and approvals and the timing of studies and reports. Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Risks and Uncertainties

Mineral exploitation is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The exploitation of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the economy, the proximity and capacity of mining facilities, mineral prices, and such other factors as government regulations, including regulations relating to royalties, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, improved mining and production methods.

The cost for diesel fuel continues to fluctuate with the market price of oil. Diesel fuel is expected to be a significant operating and reclamation expense to the Company. The Company has experienced and continues to expect high fuel costs, increased hiring costs, and the increased costs of retaining qualified mining personnel that may have an impact on profitability in the future.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration and development. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures or by other means in order to fund exploration and development. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope failure, lack of skilled labor and management, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company entered into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also entered into consumable off-take agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may results from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the company’s 20-F for the year ended December 31, 2008, which can be found on SEDAR at www.sedar.com.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2009

Outlook

The Company’s key milestones for the remainder of 2009 follow:

•	Increase production rates at the Briggs Mine and lower costs to achieve unit cost goals.
•	Develop positive cash flow from the Briggs Mine.
•	Complete the permitting process and arrange financing for the Reward Gold Project.
•	Work with PMC (Barrick) to develop a positive forward plan for the Pinson project.
•	Build resources by completing NI 43-101 compliant technical reports for the Cecil R gold project.
•	Continue to pursue new exploration, acquisition and asset sale opportunities that add value, accelerate growth and provide cash.
•	Continue to move the Columbia project forward through baseline environmental studies and scoping economic studies.